Exhibit 99.2

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, September 2, 2026.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

ATTEND THE MEETING
If you would like to vote in person, please attend the Extraordinary General Meeting, to be held at 9:00 p.m. Hong Kong Time on September 3, 2026 (9:00 a.m. Eastern Time) at Unit 801, 8/F, Tower 2, The Quayside, 77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Reitar Logtech Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

	FOR	AGAINST	ABSTAIN
Proposal 1 – Reverse Share Split Proposal Resolved as an ordinary resolution that, with immediate effect: (a) every twenty five (25) issued and unissued class A ordinary shares of a par value US$0.00000005 each (the "Existing Class A Shares") be consolidated into one (1) class A ordinary share of a par value US$0.00000125 (the "Consolidated Class A Shares"), where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class A Shares as set out in the third amended and restated memorandum and articles of association of the Company as adopted by special resolution passed on 16 April 2024 (the "Current Memorandum and Articles"); (b) every twenty five (25) issued and unissued class B ordinary shares of a par value US$0.00000005 each (the "Existing Class B Shares") be consolidated into one (1) class B ordinary share of a par value US$0.00000125 (the "Consolidated Class B Shares"), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the Existing Class B Shares as set out in the Current Memorandum and Articles; and (c) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company, and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, (collectively, the "Share Consolidation") such that the authorised share capital of the Company shall become US$50,000 divided into 36,000,000,000 class A ordinary shares of a par value US$0.00000125 each and 4,000,000,000 class B ordinary shares of a par value US$0.00000125 each.	☐	☐	☐
Proposal 2 – Charter Amendment Proposal Resolved as a special resolution that, subject to the approval for the Share Consolidation, the proposed fourth amended and restated memorandum and articles of association of the Company reflecting the consequential amendments relating to the Share Consolidation, in the substantial form attached hereto as Appendix 1 be approved and adopted with immediate effect upon the effectiveness of the Share Consolidation.	☐	☐	☐

Date	Signature	Signature, if held jointly
____________	____________________	____________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999

Reitar Logtech Holdings Limited Extraordinary General Meeting of Shareholders September 3, 2026 9:00 p.m. Hong Kong Time (9:00 a.m. Eastern Time The Notice of the Extraordinary General Meeting, the Proxy Statement, the proxy card are available at: https://www.reitar.io/ DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We hereby appoint the chairman of the Extraordinary General Meeting as my/our proxy to attend and to act for me/us at the Extraordinary General Meeting and at any adjournment thereof and to vote on my/our behalf all of my/our shares in the Company in respect of the resolutions set out in the notice convening the Extraordinary General Meeting as hereunder indicated, and, if no such indication is given, as my/our proxy thinks fit. Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Reitar Logtech Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. Email Address PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE (Continued and To be Signed on Reverse Side)